Exhibit 12.1

GLOBALSANTAFE CORPORATION

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

(Millions of dollars)

	Year Ended December 31,
	2005	2004	2003
Fixed charges:
Interest expense, gross	$41.3	$55.5	$67.5
Portion of rentals representative of interest	61.4	35.6	26.1

Total fixed charges	$102.7	$91.1	$93.6

Earnings before fixed charges:
Income before income taxes	$486.0	$98.0	$129.2
Fixed charges	102.7	91.1	93.6
Capitalized interest	(38.1)	(41.0)	(34.9)
Amortization of capitalized interest	3.9	3.4	3.1

Total earnings before fixed charges	$554.5	$151.5	$191.0

Ratio of earnings to fixed charges:
Earnings before fixed charges	$554.5	$151.5	$191.0
Fixed charges	$102.7	$91.1	$93.6
Ratio of earnings to fixed charges	5.40	1.66	2.04